UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-14035

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stage Stores, Inc. Nonqualified Deferred Compensation Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
2425 West Loop South
Houston, Texas 77027

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Plan Benefits -
December 31, 2017 and 2016	4

Statements of Changes in Net Assets Available for Plan Benefits -
Years Ended December 31, 2017, 2016 and 2015	5

Notes to Financial Statements	6

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

SIGNATURE	11

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and
Audit Committee of Stage Stores, Inc.
Nonqualified Deferred Compensation Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2017, 2016 and 2015, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the years ended December 31, 2017, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
Houston, Texas
March 30, 2018

We have served as the auditor of the Plan since 2008.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2017	2016
Assets:
Investments, at fair value:
Mutual funds	$12,001,964	$12,534,404
Stage Stores, Inc. common stock, 238,364 and 186,235 shares with a cost basis of $1,696,191 and $1,763,528, respectively	400,451	813,848
Total assets	12,402,415	13,348,252

Liabilities:
Administrative expenses payable	5,625	8,333

Net assets available for plan benefits	$12,396,790	$13,339,919

The accompanying notes are an integral part of theses financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	For the Year Ended December 31,
	2017	2016	2015
Additions:
Net investment income:
Dividend and interest income on investments in:
Mutual funds	$451,036	$362,570	$579,612
Stage Stores, Inc. common stock	59,252	94,658	21,388
Net appreciation (depreciation) in fair value of investments	1,002,611	(244,555)	(972,164)
	1,512,899	212,673	(371,164)
Contributions:
Employer	752,187	788,391	1,059,787
Participant	793,127	916,940	1,275,498
	1,545,314	1,705,331	2,335,285
Total additions	3,058,213	1,918,004	1,964,121

Deductions:
Distributions to participants	3,986,489	1,243,437	3,714,346
Administrative expenses	14,853	11,289	—
Total deductions	4,001,342	1,254,726	3,714,346

Net (decrease) increase in assets	(943,129)	663,278	(1,750,225)

Net assets available for plan benefits:
Beginning of year	13,339,919	12,676,641	14,426,866
End of year	$12,396,790	$13,339,919	$12,676,641

The accompanying notes are an integral part of theses financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 and 2016
AND FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 1 - PLAN DESCRIPTION
The following description of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and was established on January 1, 2002 by Stage Stores, Inc. (“Company”) for the purpose of attracting and retaining highly qualified individuals for the successful conduct of the Company's business by helping to provide for the retirement of the Company's key employees selected to participate in the Plan.
The Plan covers key employees (“Participants”), the selection of which remains at the sole discretion of the Plan Administrative Committee (“Committee”) of the Company, as defined in the Plan document. As of December 31, 2017 and 2016, there were 26 and 28 Participants in the Plan, respectively.

Plan Administration

Since April 1, 2013, Fidelity Management Trust Company (“Plan Administrator”) has administered all mutual funds and the Company Stock Investment Option, executed all investment transactions, served as the Plan's trustee and held the Plan assets.

Participant Accounts

The Company maintains a Participant Account (“Account”) for each Participant deferring compensation to the Plan. The Account is adjusted for the Participant deferral/contribution, employer matching contributions, investment gains or losses and payments or distributions attributable to that Account.

Effective June 5, 2008, the Company amended the Plan to include a stock investment option wherein Participants can elect to invest a portion of their deferrals in the Company’s common stock (“Company Stock Investment Option”). These shares are held in a grantor trust. The number of shares of common stock credited to a Participant’s Account shall be adjusted, as appropriate, to reflect any stock split, any dividends or deemed dividends, any recapitalization of the Company, or any reorganization of the Company. Shares of common stock will be issued in the name of the Plan. Company stock in a Participant’s Account at the time in which the Participant is no longer a Plan Participant will remain in the Account until six months after the Participant is no longer an employee of the Company. Investments in Company stock may not be settled in cash.

Contributions

Participants may elect to contribute up to fifty percent (50%) of pretax annual compensation and up to one hundred percent (100%) of the Participant's bonus. Employer matching contributions are determined by the Committee. For the year ended December 31, 2017, the Company matched 100% of each participant’s contributions, up to 10% of the sum of the participant’s base salary and bonus.

Vesting

Participants are immediately vested in their contributions, the Company’s matching contributions and earnings on the contributions.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 and 2016
AND FOR THE YEAR ENDED DECEMBER 31, 2017

Payment of Benefits

On termination of service, a participant may generally elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her Account or annual installments over a 2 to 5 year period.

Plan Termination

   Although it has not expressed any intent to do so, the Company retains the unilateral power to amend or terminate the Plan at any time.  No such amendment or termination shall adversely affect any Participant or their beneficiaries with respect to their right to receive the value of their Accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective, without the consent of affected Participants or their beneficiaries.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments include publicly traded mutual funds and shares of Company stock, both of which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statements of Changes in Net Assets Available for Plan Benefits as appreciation /depreciation in the fair value of investments.  Refer to Note 4 for further details related to the Plan’s fair value valuation methods. Realized gains and losses on investments are calculated using average cost.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Distributions

Distributions to participants are recorded when paid.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect participant's account balances and the amount reported in the Statements of Net Assets Available for Plan Benefits.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 and 2016
AND FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 3 - INVESTMENTS
The following table sets forth the Plan’s investments by individual fund for the periods presented:

	December 31,
	2017			2016
	Shares	Price Per Share	Investments at Fair Value	Shares	Price Per Share	Investments at Fair Value
Mutual funds:
American Century Mid Cap Value R6	14,570	$17.52	$255,263	10,824	$17.22	$186,390
American Funds EuroPacific Growth R6	29	56.14	1,600	—	—	—
Columbia Balanced R5	21,923	41.33	906,094	37,017	37.20	1,377,039
DFA US Targeted Value I	6,607	24.89	164,456	6,902	24.01	165,721
Fidelity Adv Mid Cap II Z	13,967	21.57	301,276	13,159	19.31	254,105
Fidelity Contrafund K	13,836	122.39	1,693,442	20,291	98.38	1,996,263
Fidelity Dividend Growth K	7,059	32.78	231,390	5,626	32.17	180,978
Fidelity Extended Market Index Premium	251	62.05	15,564	9	55.54	502
Fidelity Government Income	20,548	10.21	209,790	26,084	10.17	265,274
Fidelity Government Money Market Prime	1,015,307	1.00	1,015,307	639,933	1.00	639,933
Fidelity International Index Institutional Class	21,119	43.18	911,895	26,614	35.33	940,257
Fidelity Real Estate Index Premium	16,208	15.58	252,524	17,788	15.45	274,825
Fidelity Spartan 500 Index	14,170	93.45	1,324,224	18,104	78.34	1,418,234
MFS Value R6	30,452	40.56	1,235,149	42,022	36.05	1,514,889
Oppenheimer Developing Markets I	10,654	42.93	457,362	17,522	31.96	560,007
Pimco Real Return Institutional Class	9,283	11.06	102,669	10,386	10.92	113,416
Pimco Total Return Institutional Class	54,123	10.27	555,848	62,548	10.03	627,357
Prudential High Yield Z	40,698	5.53	225,056	42,567	5.46	232,418
Templeton Global Bond Advisor Class	27,370	11.85	324,335	31,641	11.96	378,429
T. Rowe Price QM US Small Cap Growth	3,269	34.89	114,067	3,466	28.60	99,127
T. Rowe Price Retirement 2005	7,458	13.65	101,796	6,704	12.86	86,208
T. Rowe Price Retirement 2010	420	18.28	7,676	30	17.35	513
T. Rowe Price Retirement 2015	516	14.98	7,731	36	14.18	513
T. Rowe Price Retirement 2020	—	—	—	3,981	20.41	81,259
T. Rowe Price Retirement 2025	17,112	17.59	300,998	17,098	15.50	265,012
T. Rowe Price Retirement 2030	10,543	25.92	273,276	5,748	22.53	129,507
T. Rowe Price Retirement 2035	23,558	18.97	446,905	21,605	16.29	351,940
T. Rowe Price Retirement 2040	16,510	27.24	449,739	11,397	23.21	264,525
T. Rowe Price Retirement 2050	1,457	15.52	22,610	1,408	13.14	18,510
T. Rowe Price Retirement 2055	208	15.58	3,233	—	—	—
Wasatch International Growth	2,634	34.43	90,689	4,184	26.59	111,253
Stage Stores, Inc. common stock	238,364	1.68	400,451	186,235	4.37	813,848
			$12,402,415			$13,348,252

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 and 2016
AND FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 4 - FAIR VALUE MEASUREMENTS
In accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Common Stocks. Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds. Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The Plan applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs that are generally unobservable and typically reflect the Plan Administrator’s estimates of assumptions that market participants would use in pricing the asset or liability.

Using the market approach, the following table presents the Plan’s assets measured at fair value on a recurring basis:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$12,001,964	$—	$—	$12,001,964
Stage Stores, Inc. common stock	400,451	—	—	400,451
	$12,402,415	$—	$—	$12,402,415

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$12,534,404	$—	$—	$12,534,404
Stage Stores, Inc. common stock	813,848	—	—	813,848
	$13,348,252	$—	$—	$13,348,252

For the years ended December 31, 2017 and 2016, there were no transfers between levels.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 and 2016
AND FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 5 -  ADMINISTRATIVE EXPENSES
In 2015, all administrative expenses of the Plan were paid by the Company. Beginning in 2016, certain administrative expenses of the Plan were allocated to participant accounts. These expenses include consulting services related to the Plan’s design and fee structure and participant educational services. Administrative expenses also include transaction-based fees under the Plan, such as short term redemption fees and commissions, which are charged directly to participant accounts. Investment related expenses are included in net appreciation or depreciation in fair value of investments. Expenses paid by the Company, such as legal and accounting fees associated with the administration of the Plan, are excluded from these financial statements.

NOTE 6 - INCOME TAX STATUS
The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.

NOTE 7 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2017 and 2016, the Plan held $400,451 and $813,848, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $1,696,191 and $1,763,528, respectively. During the years ended December 31, 2017, 2016 and 2015 the Plan recorded dividend income of $59,252, $94,658 and $21,388, respectively, on investments held in the Company’s stock. In addition, certain mutual fund investments of the Plan are managed by Fidelity Management Trust Company, the Plan Administrator. Therefore, these transactions qualify as exempt party-in-interest transactions.

NOTE 8 - SUBSEQUENT EVENTS
The Committee has evaluated subsequent events through March 30, 2018, the date the financial statements were available to be issued, and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

EXHIBITS

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STAGE STORES, INC. NONQUALIFIED
DEFERRED COMPENSATION PLAN

Dated: March 30, 2018	/s/ Oded Shein
Oded Shein
Executive Vice President, Chief Financial Officer and Treasurer
On behalf of the Plan Administrative Committee